DFR
Av. Presidente Vargas, 409 - 9° andar
20071-003 - Rio de Janeiro - RJ - BR
Tel.: (21) 2514-6326 - Fax: (21) 2242-2694

Eletrobrás



CTA-DFR- 23903
Ref.



Rio de Janeiro, March 14th, 2003



SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 – USA

At.: Division of Corporation Finance

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT TO SHAREHOLDERS published on March 14th, 2003.

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

With regards,



MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department



RMK C:\Meus documentos\Meus documentos\Raquel\Carta SEC.doc



Centrais Elétricas Brasileiras S.A. - Eletrobrás

ANNOUNCEMENT TO SHAREHOLDERS

We hereby inform our Shareholders and the market that the Administration Council of Eletrobrás, assembled on March 13th, 2003, approved the Balance Sheet and the Statement of Income relating to the year ended on December 31st, 2002 as well as the dividends of the year in an amount of R$ 425 million which will be deliberated by the Ordinary Stockholder Meeting. This payment will be made during the year 2003 for the shareholders filed in the day of the mentioned Ordinary Stockholder Meeting, as follows:

R$

TYPE OF SHARES	VALUE ON December, 31, 2002	Value on March 13, 2003
COMMON	0,506925290	0,530271665
PREFERRED "A"	3,067847330	3,209136618
PREFERRED "B"	2,300885500	2,406852466

According to the Eletrobrás by-laws, the credits above will be increased by the variation of the SELIC index until the date of the payment. This increment will be paid with a discount of 20% relating to the Income tax.

Rio de Janeiro, March 13th, 2003

ALEXANDRE MAGALHÃES DA SILVEIRA
Investor Relations Director